UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual Period Ended June 30, 2018

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	81-3028414 (I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

You should read the following discussion and analysis of our financial condition and results of our operations together with our unaudited financial statements and related notes appearing at the end of this semiannual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward- looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our 1A/A Offering Circular filed April 11, 2018 and elsewhere in this document.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices.

Results of Operations of the Company Ending June 30, 2018

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries Distinct Cars, LLC, a Delaware limited liability company (“Distinct Cars”), Savvy LLC, a Delaware limited liability company (“Savvy”), Rideyayyo LLC, a Delaware limited liability company (“Rideyayyo”) and Rideshare Car Rentals LLC, a Delaware limited liability company (“Rideshare”).

Total Revenues.

Six months ended June 30, 2018 Compared the Six months ended June 30, 2017.

Revenue for the six months ended June 30, 2018 was $1,037,415. For the six months ended June 30, 2017, the Company generated no revenue. The increase is due to us beginning to generate revenue from renting cars to Uber and Lyft drivers in August 2017. During the six months ended June 30, 2018, the average weekly rental income per vehicle placed in service was $270.

From June 21, 2016 (inception) to December 31, 2016 , the Company was a pre-revenue development stage company purposed to commercialize the ridesharing industry through the development and distribution of our planned YayYo! meta-search ridesharing mobile App. The Company generated no revenues from the Company’s inception on June 21, 2016 until October 31, 2016. On August 12, 2017, we announced that we were shifting our primary corporate focus in the transportation/ridesharing industry from the development of the Metasearch App. As of the date of this Prospectus, the Company’s operating business segments include (i) an online peer-to-peer bookings platform to service the ridesharing economy through the Company’s wholly-owned subsidiary Rideshare (the “Rideshare Platform”), and (ii) the maintenance of a fleet of standard passenger vehicles to be made commercially available for rent through the Company’s wholly-owned subsidiary Distinct Cars (“Fleet Management”).

Cost of Revenues.

The principal components of costs of revenue are depreciation of the vehicles, vehicle insurance and maintenance.

Six months ended June 30, 2018 Compared to the Six months ended June 30, 2017.

Cost of revenues for the six months ended June 30, 2018 were $727,624. For the six months ended June 30, 2017, the Company continued to be a developmental stage and, in conjunction with not having any operational revenue during such period, it incurred no Cost of Goods and Services Sold. We had no cost of revenue during the six months ended June 30, 2017 since we generated no revenue. For the six months ended June 30, 2018 our cost of revenue was 70% of our revenue.

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General and Administrative Expenses.

Six months ended June 30, 2018 Compared to the Six months ended June 30, 2017.

General and administrative expenses for the six months ended June 30, 2018 were $3,972,915, representing an increase of approximately 78% over the same period in 2017. For the six months ended June 30, 2017, general and administrative expenses were $2,236,491. The principal reasons for the increase was an increase in general overhead due to us commencing operating activities and an increase in common stock/stock options issued for services of $3,112,234 in 2018 compared to $1,224,242 in 2017.

Selling and Marketing Expenses.

Six months ended June 30, 2018 Compared to the six months ended June 30, 2017.

Selling and marketing expenses for the six months ended June 30, 2018 were $91,495, representing an increase of approximately 204% over the same period in 2017. For the six months ended June 30, 2017, selling and marketing expenses were $30,139.

Impairment of leased assets

Year Ended December 31, 2017 Compared to the period from June 21, 2016 (inception) to December 31, 2016.

Impairment of leased assets for the 2017 fiscal year was $2,800,000 compared to nil for the period from June 21, 2016 (inception) to December 31, 2016. The value of the leased assets was initially determined as the sum of the lease liability plus the up-front consideration of 350,000 shares of the Company’s common stock (valued at $2,800,000) paid to the lessor. During the year ended December 31, 2017, the Company determined that the carrying value of the leased assets was impaired and took an impairment charge of $2,800,000 to reduce the carrying value of the leased assets to fair value.

Interest expense, net

Six months ended June 30, 2018 Compared to the Six months ended June 30, 2017.

Interest and financing expenses for the six months ended June 30, 2018 were $380,872. For the six months ended June 30, 2017, interest and financing expenses were $155,695. The increase is due to the interest on the additional debt in 2018 including the capital lease obligations.

Total Operating Expenses

Six months ended June 30, 2018 Compared to the Six months ended June 30, 2017.

Total operating expenses for the six months ended June 30, 2018 were $4,074,109, representing an increase of approximately 65% over the same period in 2017. For the six months ended June 30, 2017, total operating expenses were $2,476,119. The increase in total operating expenses are described above.

Net Loss.

Six months ended June 30, 2018 Compared to the Six months ended June 30, 2017.

The net loss for the six months ended June 30, 2018 was ($4,145,190), representing an increase of approximately 60% over the same period in 2017. For the six months ended June 30, 2017, the net loss was ($2,591,548).

Liquidity and Capital Resources of the Company

Current Assets, Liabilities and Working Capital

As of June 30, 2018, the Company’s current assets totaled $6,137,051, current liabilities totaled $1,202,582, and working capital of $4,934,469.

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Capital Expenditures

As of June 30, 2018, the Company had capital expenditures in the amount of $2,781,625. $6,018 in computer equipment and $2,775,607 in leased vehicles.

As of December 31, 2017, the Company had capital expenditures in the amount of $2,119,246. $3,178 in computer equipment and $2,116,068 in leased vehicles, subject to adjustment. At December 31, 2017, all of the Company’s leased assets were finance leased right-of-use assets and, net of accumulated depreciation in the amount of ($82,586) for fiscal year 2017, totaled $2,033,482 in net leased assets. The Company’s leased assets, consisting of vehicles, are depreciated over their estimated useful life of five years. The lease terms are generally for three years and the Company has the right to purchase the leased assets for $1 each at the end of the lease terms. From June 21, 2016 (inception) to December 31, 2016, the Company had no capital expenditures.

From June 21, 2016 (inception) to December 31, 2016, the Company entered into agreements with developers and other service providers, including without limitation, the Dashride, Lexicon Labs, and various other service providers, vendors and consultants that require ongoing capital expenditures by the Company, some of which are current payable owed by the Company for services previously rendered in the Company’s behalf. We do not have any other contractual obligations for ongoing capital expenditures at this time. We may, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

Current Plan of Operations

Our plan of operations is currently focused on the development of our operating business segments: (i) our Rideshare Platform offered through the Company’s wholly-owned subsidiary Rideshare, and (ii) our Fleet Management business, made commercially available through the Company’s wholly-owned subsidiary Distinct Cars. We expect to incur substantial expenditures in the foreseeable future for the potential operations of our business segments and ongoing internal research and development. At this time, we cannot reliably estimate the nature, timing or aggregate amount of such costs. Our Rideshare Platform will require extensive technical evaluation, potential regulatory review and approval, significant marketing efforts and substantial investment before it or any successors could provide us with any revenue. Further, we intend to continue to build our corporate and operational infrastructure and to build interest in our product and service offerings.

As noted above, the continuation of our current plan of operations requires us to raise significant additional capital immediately. If we are successful in raising capital, we believe that the Company will have sufficient cash resources to fund its plan of operations. The cash flow from our current vehicle leasing business and capital resources are sufficient for us to continue our current operations, but for us to fully execute our business plan we will require significant additional capital.

We continually evaluate our plan of operations discussed above to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations. The inability to secure additional capital would have a material adverse effect on us, including the possibility that we would have to sell or forego a portion or all of our assets or cease operations. If we discontinue our operations, we will not have sufficient funds to pay any amounts to our stockholders.

Even if we raise additional capital in the near future, if our operating business segments fail to achieve anticipated financial results, our ability to raise additional capital in the future to fund our operating business segments would likely be seriously impaired. If in the future we are not able to demonstrate favorable financial results or projections from our operating business segments, we will not be able to raise the capital we need to continue our then current business operations and business activities, and we will likely not have sufficient liquidity or cash resources to continue operating.

Because our working capital requirements depend upon numerous factors there can be no assurance that our current cash resources will be sufficient to fund our operations. At present, we have no committed external sources of capital, and do not expect any significant product revenues for the foreseeable future. Thus, we will require immediate additional financing to fund future operations. There can be no assurance, however, that we will be able to obtain funds on acceptable terms, if at all.

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Credit Facilities

As of June 30, 2018, the Company had notes payable consisting of the following: (i) $816,200 in unsecured notes payable to an investor, accruing interest at 5% per annum, to be made due and payable as of March 31, 2019; (ii) $319,667 in unsecured notes payable to an investor, accruing interest at 8% per annum, with principal payments equal to 1/12 of the original balance plus interest due quarterly- due and payable from dates ranging from August 9, 2020 to May 23, 2021; (iii) $222,222 in unsecured notes payable to an investor, accruing interest at 6% per annum, to be made due and payable as of March 31, 2018 and (iv) $74,056 in unsecured note payable to a merchant bank, accruing interest at 15% with daily payments of $765. Other than the foregoing, and to vendors and service providers in the ordinary course of our business, we do not have any other credit facilities or other access to bank credit.

As of December 31, 2017, the Company had notes payable consisting of the following: (i) $445,000 in unsecured notes payable to an investor, accruing interest at 5% per annum, to be made due and payable as of March 31, 2019; (ii) $242,667 in unsecured notes payable to an investor, accruing interest at 8% per annum, with principal payments equal to 1/12 of the original balance plus interest due quarterly- due and payable from dates ranging from August 9, 2020 to December 11, 2020; (iii) $222,222 in unsecured notes payable to an investor, accruing interest at 6% per annum, to be made due and payable as of March 31, 2018. Other than the foregoing, and to vendors and service providers in the ordinary course of our business, we do not have any other credit facilities or other access to bank credit.

Bellridge Second Note Offering

On March 8, 2018, YayYo, Inc., entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Selling Securityholder, an “accredited investor” (as defined in Rule 501(a) under the Securities Act of 1933, as amended) (the “Lender”), pursuant to which the Lender purchased:

●	a senior secured promissory note in the principal face amount of $6,000,000 due March 8, 2023, subject to extension (the “Second Note”);

●	warrants to acquire up to an aggregate of 1,500,000 shares, with an exercise price of $4.00 per share (the “Warrant Shares”) of common stock (defined below) of the Company (the “Warrants” or the “Selling Securityholder Warrant”);

●	150,000 commitment shares of common stock, par value $0.000001 per share, of the Company (the “Commitment Shares”).

In consideration for the Second Note, Warrant Shares and Commitment Shares, the Lender paid an aggregate purchase price of $6,000,000 (the “Second Note Offering”) to be directed and deposited by the Lender in the Company’s Master Restricted Account (defined below).

The principal balance of $6,000,000 on the Second Note bears interest at a rate per annum equal to LIBOR plus 100 basis points, subject to adjustment in accordance with the terms of the Second Note. Further, the Company paid $178,228 of issuance costs associated with the Second Note. The relative fair value of the 150,000 Commitment Shares of common stock was $378,916 and the relative fair value of the 1,500,000 Warrant Shares was $3,726,506 and both were recorded as a discount on the Second Note and as additional paid in capital. In addition, the issuance costs of $178,228 have also been recorded as a debt discount. The debt discount of $4,283,650 is being amortized over the term of the Second Note.

The Company believes that as of the date of this prospectus, the Company is in compliance with all of the foregoing restricted covenants, including such additional covenants set forth under Second Note. Further, the Company believes that as of the date of this prospectus, the Company is in compliance with all affirmative covenants set forth below.

Under the terms and conditions of the Second Note, the Company is required to adhere to certain obligations and restrictive financial covenants, including but not limited to, the following restrictive covenants:

●	The Company will not, and the Company shall cause each of its subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any indebtedness (other than (i) the Indebtedness evidenced by the Second Note and the First Note and (ii) other Permitted Indebtedness). Under the terms of the Second Note, “Permitted Indebtedness” means (i) indebtedness evidenced by the Second Note and the First Note, (ii) indebtedness secured by permitted liens or unsecured indebtedness and (iii) permitted subordinated indebtedness;

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●	The Company shall not, and the Company shall cause each of its subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its capital stock;

●	At any time a Defeasance Failure exists (defined below), the Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, permit any indebtedness of the Company or any of its subsidiaries to mature or accelerate prior to the maturity date of the Second Note. “Defeasance Failure” means, as of any given time of determination, the failure of the cash amount in the Holder Master Restricted Account to be greater than or equal to the outstanding amount. “Holder Master Restricted Account” means, solely with respect to the holder, a certain account at Umpqua Bank, or such other account as may be directed by the holder of the Second Note, from time to time, subject to a Controlled Account Agreement in favor of the holder in a form reasonably acceptable to the holder; and

●	The Company shall not, and the Company shall cause each of its subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Company and each of its subsidiaries on March 8, 2018 or any business substantially related or incidental thereto. The Company shall not, and the Company shall cause each of its subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose.

Financings and Securities Offerings

YayYo, Inc., Equity Offerings

In December 2016, we filed an offering statement pursuant to Regulation A of the Securities Act, which was qualified by the SEC on March 17, 2017. We offered up to a maximum of 6,250,000 shares of common stock on a “best efforts” basis, at a price of $8.00 per share. On March 16, 2018, we closed the Regulation A offering, after issuing 365,306 shares of common stock for proceeds of approximately $1.8 million net of offering expenses (the “Regulation A+ Offering”).

During the six months ended June 30, 2018, the Company sold 46,330 shares of common stock to two investors for cash proceeds of $307,924.

During the year ended from December 31, 2017, the Company sold 371,351 shares of common stock to investors for gross cash proceeds of $2,484,199 of which 326,126 shares and $2,303,299 of cash proceeds were related to the Company’s Regulation A offering. The Company incurred $814,442 of offering cost related to the sale of common stock which consisted principally of legal fees and costs associated with soliciting the sale of common stock directly to the Regulation A+ Offering investors.

During fiscal year 2017, and the six months ended June 30, 2018, the Company entered into a series of monthly vehicle leasing agreements with Acme Auto Leasing LLC (the “Lessor”). As of June 30, 2018 and December 31, 2017, the Company has total lease obligations in the amount of $1,919,100 and $1,593,291, respectively (collectively, the “Finance Lease Obligations”).

On July 15, 2017, the Company and the Lessor entered into an agreement pursuant to which the Company agreed to issue additional consideration to the Lessor in the form of a restricted stock grant in the amount of 100,000 shares of common stock, in exchange for certain terms to be provided by the Lessor under all lease agreements entered into between the Lessor and the Company (the “Lease Side Agreement”).

From June 21, 2016 (inception) to December 31, 2016, the Company raised an additional $175,400 from the funds subscribed to under SAFE agreements with 28 unaffiliated investors. In addition, between December 2016 and January 17, 2016, we received subscriptions for $175,400 of our SAFE Shares from 28 investors in our Rule 506(b) private placement under Regulation D of the Securities Act, that, by their terms, automatically convert into 43,850 shares of our common stock as of the filing of this Prospectus (at a conversion price of $4.00 per share). We terminated such private placement on January 17, 2017. On March 17, 2017 our SAFE Shares were automatically converted into 43,850 shares of our common stock.

Selling Securityholder Transactions

In December 2017, the YayYo, Inc., issued a senior secured promissory note to the Selling Securityholder, in the original principal amount of $222,222 (the “First Note”). As an inducement for the secured parties to extend the loan as evidenced by the First Note and to secure complete and timely payment of the First Note, YayYo, Inc., as borrower, issued and granted a security interest in all the assets of the YayYo, Inc., (including a pledge of securities, owned as of record and beneficially by the YayYo, Inc., in the wholly-owned subsidiaries of the Company) and its subsidiaries, existing as of the date of issuance of thereafter acquired.

On March 8, 2018, YayYo, Inc., entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an “accredited investor” (as defined in Rule 501(a) under the Securities Act of 1933, as amended) (the “Lender”), pursuant to which the Lender purchased (i) a senior secured promissory note in the principal face amount of $6,000,000 due March 8, 2023, subject to extension (the “Second Note”) and (ii) warrants to acquire up to an aggregate of 1,500,000 shares, with an exercise price of $4.00 per share (the “Warrant Shares”) of common stock (defined below) of the Company (the “Warrants” or the “Selling Securityholder Warrant”) and 150,000 commitment shares of common stock, par value $0.000001 per share, of the Company (the “Commitment Shares”) for an aggregate purchase price of $6,000,000 (the “Second Note Offering”) to be directed and deposited by the Lender in the Company’s Master Restricted Account (defined below). The principal balance of $6,000,000 on the Second Note bears interest at a rate per annum equal to LIBOR plus 100 basis points, subject to adjustment in accordance with the terms of the Second Note. The Warrants expire five years from the date of issuance. Further, the Company paid $178,228 of issuance costs associated with the Second Note. The Company also paid $178,228 of issuance costs associated with this Second Note. The relative fair value of the 150,000 Commitment Shares of common stock was $378,916 and the relative fair value of the 1,500,000 Warrant Shares was $3,726,506 and both were recorded as a discount on the Second Note and as additional paid in capital. In addition, the issuance costs of $178,228 have also been recorded as a debt discount. The debt discount of $4,283,650 is being amortized over the term of the Second Note.

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YayYo, Inc., obligations to repay and otherwise perform its obligations under the Second Note are secured by a continuing first priority lien and perfected security interest in the $6,000,000 held in the Master Restricted Account (the “Collateral”), to be held and maintained at Umpqua Bank (the “Master Restricted Account”), subject to a deposit account control agreement, dated as of March 7, 2018, by and between the YayYo, Inc., the Lender and Umpqua Bank (the “Controlled Account Agreement”). Subject to the terms of the Second Note and Controlled Account Agreement, upon the exercise of the Warrant and following the YayYo, Inc., receipt of a notice by the holder of the Second Note electing to effect a release of cash with respect to the Collateral or at any such time that the outstanding amount of the Collateral is greater than or exceeds the principal face amount under the Second Note, the Lender will release a certain percentage of cash held as Collateral in the Master Restricted Account to YayYo, Inc. Under the terms of the Purchase Agreement, YayYo, Inc., will use any proceeds received and distributed from the Master Restricted Account, if at all, for general corporate purposes.

In accordance with the Second Note Offering, the Company has agreed to pay Aegis Capital Corp., as placement agent (“Aegis”) a cash placement fee payable within 48 hours of (but only in the event of) the receipt by the Company of any proceeds from the exercise of the Warrants or options sold in the Second Note Offering equal to 8% of the aggregate cash exercise price received by the Company upon such exercise, if any (the “Placement Agent’s Fee”). As of April 27, 2018, the Placement Agent’s Fee has been deferred and is intended to be paid by the Company when and as funds are released from the Master Restricted Account to the Company, in proportion to the amount of fees.”

Distinct Cars, LLC

As of the date of this Prospectus, Distinct Cars, LLC, as lessee, entered into a series of open-ended lease agreements and disclosure statements with Acme Auto Leasing, Inc., (“Lessor”) to lease standard passenger vehicles, each with an approximate lease term of thirty-six (36) months (each a “Lease Agreement” and collectively, the “Lease Agreements”). Monthly payments under each Lease Agreement range from approximately $373.01 per month to $621 per month (with only 9 vehicles out of approximately 150 exceeding $373.01 per month). At the end of the term of the Lease Agreement, Lessee has the right to purchase ownership and title of the subject vehicle for a nominal payment. In addition, the Lease Agreements are subject to the grant of a purchase money security interest on each leased vehicle.

Distinct Cars, LLC has completed a debt round of financing pursuant to which Distinct Cars raised aggregate gross proceeds in the amount of $252,667 from twenty-nine accredited investors in exchange for senior secured promissory notes issued by Distinct Cars (each a “Distinct Cars Note” and collectively, the “Distinct Cars Notes”). The maturity date under the Distinct Cars Notes is third-six (36) months from the date of issuance (the “DCN Maturity Date”). The principal amount under the Distinct Cars Notes ranges from a minimum amount of $5,000 per Distinct Cars Note up to $20,000 per Distinct Cars Note. The Distinct Cars Notes accrue interest at a rate of 8% per annum with interest due and payable upon the DCN Maturity Date. The principal amount and any unpaid and accrued interest thereunder is due and payable in twelve (12) quarterly installments commencing upon January 1, 2018. The Distinct Cars Notes are secured by a senior secured priority lien in the equity of the fleet of leased automobiles acquired under the Lease Agreements (see Lease Agreements above) subject to subordination in priority lien status to the purchase money security interest held by the lessor under the Lease Agreements. In addition to the total amount of principal and interest owing under the Distinct Cars Note, upon execution of the Distinct Cars Note and placement of funds the holder shall receive a stock grant (the “Stock Grant”) of YayYo Inc., common stock (the “Parent Shares”) in an amount equal to 100% of the principal sum as calculated by a price of $4.00 per share with 30% coverage. The Stock Grant is offered pursuant to Rule 506(b) of Regulation D and Section 4(a)(2) of the Securities Act of 1933.

X, LLC

During the fiscal year ended December 31, 2017 and the periods from June 21, 2016 (inception) to December 31, 2016, X, LLC, a limited liability company owned and controlled by Ramy El-Batrawi, our founder and one of our directors , issued to the Company advances of a total of $50,000 and $75,000. As of December 31, 2017, $125,000 of these loan advances were repaid in full. The loan advances were non-interest bearing and due upon demand. At December 31, 2017 and December 31, 2016, the amount due to X, LLC, as holder of the note was $0 and $75,000, respectively.

Chase Financing, Inc.

On January 6, 2017, the Company received $50,000 from Chase Financing, Inc., (“CFI”) and issued its 10% original issue discount senior secured convertible note in the amount of $55,555, with a maturity date of April 6, 2017 (the “First CFI Note”). Subsequent to the First CFI Note, on January 23, 2017, the Company received an additional $25,000 from CFI, and issued a second 10% original issue discount senior secured convertible note in the principal amount of $30,555, with a maturity date of April 6, 2017 (the “Second CFI Note”). Subsequent to the Second CFI note, the Company received an additional $25,000 from CFI, and issued a third 10% original issue discount senior secured convertible note in the amount of 427,778 (the “Third CFI Note” and together with the First CFI Note and the Second CFI Note, collectively, the “CFI Notes”). As a result, the Company is obligated to repay CFI a total of $113,888 in principal plus all accrued interest thereon to CFI under the CFI Notes on or before the stated maturity dates, subject to extension per the terms.

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Pursuant to the terms, the CFI Notes were secured by a first priority lien and security interest on all of the assets of the Company, now owned or hereafter acquired, and were convertible at the option of the holder into shares of our common stock at a conversion price equal to the lower of $7.00 per share or the average of the five lowest volume weighted average trading prices (“VWAP”) of our common stock during the twenty (20) trading days immediately prior to the date of conversion. In an event of default occurs under the terms of the CFI Notes, the conversion price will be reduced to $1.00 per share.

Concurrently with the execution of the CFI Letter Agreement and the First CFI Note, as additional collateral to secure the repayment of the CFI notes by the Company, Ramy El-Batrawi, our founder and one of our directors and control person of our principal stockholder, X, LLC (an entity wholly owned by Mr. El-Batrawi), entered into a Limited Recourse Guaranty and Pledge Agreement with CFI (the “Guaranty and Pledge Agreement”), pursuant to which X, LLC agreed to unconditionally and irrevocably guarantee the Company’s repayment of the CFI Notes, and pursuant to which X, LLC pledged up to 300,000 shares of our common stock held of record and beneficially owned by X, LLC.

In addition to the Guaranty and Pledge, on January 6, 2017, X, LLC (an entity wholly owned by Mr. El-Batrawi) entered into a common stock purchase agreement (“Stock Purchase Agreement”), pursuant to which X, LLC agreed to sell and transfer to CFI 200,000 shares of our common stock, held of record and beneficially owned by X, LLC, in exchange for the aggregate nominal consideration of one dollar ($1.00). Under the Stock Purchase Agreement, and in addition to the 200,000 shares of common stock to be issued upon the effective date of the Stock Purchase Agreement, X, LLC has agreed to provide CFI with certain anti-dilution protection provisions, whereby X, LLC will issue a number of shares of our common stock, held as of record and beneficially by X, LLC, equal to two percent (2%) of the number of shares of common stock issued or underlying common stock Equivalents (as defined under the Stock Purchase Agreement) issued, as the case may be, in the event of a Dilutive Share Issuance (as defined under the Stock Purchase Agreement). X, LLC has the right to repurchase 100,000 of such shares at an aggregate purchase price of $208,500 if exercises within the initial three (3) months after the date of the Stock Purchase Agreement, or $258,500 if exercised within the second three (3) months. As of December 31, 2017, the CFI Notes have been repaid in full by the Company.

Since inception, our principal sources of operating funds have been proceeds from equity financing including the sale of our common stock to initial investors known to management and principal shareholders of the Company. We do not expect that our current cash on hand will fund our existing operations and future business growth. We will need to raise additional capital in order execute our business plan and growth goals for at least the next twelve-month period thereafter. If the Company is unable to raise sufficient additional funds, it will have to execute a slower than planned growth path, reduce overhead and scale back its business plan until sufficient additional capital is raised to support further operational expansion and growth. As of June 30, 2018, the Company has $314,702 in cash. The Company used $307,209 of cash for operating activities for the three months ended March 31, 2018 and $180,407 of cash for operating activities for the three months ended June 30, 2018. With the addition of approximately 45 new vehicles in May and June 2018, the Company believes that based on its current operations, it will have sufficient cash available for current operations through December 31, 2018.

Item 2. Other Information

None

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Item 3. Financial Statements

YAYYO, INC

 Financial Statements

June 30, 2018

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YAYYO, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2018 and December 31, 2017

	June 30,	December 31,
	2018	2017
	(unaudited)	(restated)

ASSETS
Current Assets:
Cash	$314,702	$308,738
Restricted cash	5,821,802	-
Prepaid expenses	547	13,406
Total current assets	6,137,051	322,144
Equipment, net	5,382	2,860
Leased assets, net	2,522,962	2,033,482

TOTAL ASSETS	$8,665,395	$2,358,486

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities:
Accounts payable	$75,250	$100,000
Accrued expenses	44,614	31,453
Notes payables, current (net of discount of $30,799 and $48,600)	372,055	254,511
Finance lease obligations, current	710,663	555,090
Total current liabilities	1,202,582	941,054

Notes payable, net of current portion (net of discount of $4,080,117 and $54,190)	2,949,194	552,588
Finance lease obligations, net of current portion	1,208,437	1,038,201

TOTAL LIABILITIES	5,360,213	2,531,843

Commitments and contingencies		-

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.000001 par value; 10,000,000 shares authorized; nil shares issued and outstanding
Common stock, $0.000001 par value; 90,000,000 shares authorized; 26,313,926 and 25,770,551 shares issued and outstanding	26	26
Additional paid-in capital	15,502,918	7,879,189
Accumulated deficit	(12,197,762)	(8,052,572)
Total stockholders’ equity (deficit)	3,305,182	(173,357)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$8,665,395	$2,358,486

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements.

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YAYYO, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(unaudited)

	Six Months Ended June 30,
	2018	2017

Revenue	$1,037,415	$-
Cost of revenue	727,624
Gross profit	309,791	-

Operating expenses:
Selling and marketing expenses	91,495	30.139
Product development	9,699	209.489
General and administrative expenses	3,972,915	2.236.491
Total operating expenses	4,074,109	2,476,119
Loss from operations	(3,764,318)	(2,476,119)

Other income (expense):
Interest and financing costs	(380,872)	(155,695)
Change in value of derivative liability	-	40,266
Total other income (expense)	(380,872)	(115,429)

Net loss	$(4,145,190)	$(2,591,548)

Weighted average shares outstanding:
Basic	26,086,952	25.137.541
Diluted	26,086,952	25.137.541

Loss per share
Basic	$(0.16)	$(0.10)
Diluted	$(0.16)	$(.10)

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements.

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YAYYO, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

	Six Months Ended June 30,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,145,190)	$(2,591,548)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	186,061	106
Stock option expense	452,234	1,224,242
Common stock issued for services	2,660,000	-
Non-cash financing costs	-	39,293
Amortization of debt discounts	304,419	113,888
Change in value of derivative liability	-	(40,266)
Gain on disposal of assets	(11,302)
Change in operating assets and liabilities:
Prepaid expenses	12,859	-
Accounts payable	40,142	42,465
Accrued expenses	13,161	-
Net cash used in operating activities	(487,616)	(1,211,820)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(2,840)	(3,178)
Net cash used in investing activities	(2,840)	(3,178)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	307,924	2,013,172
Payment of offering costs	-	(609,943)
Proceeds from convertible note payable	-	100,000
Repayment of convertible note payable	-	(113,888)
Proceeds from notes payable	6,645,000	-
Repayment of note payable	(122,744)	-
Payment for debt issuance costs	(178,228)	-
Proceeds from advance from related party	-	50,000
Repayment of finance lease obligations	(333,730)	-
Net cash provided by financing activities	6,318,222	1,439,341
NET INCREASE IN CASH AND RESTRICTED CASH	5,827,766	224,343
CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	308,738	18,643
CASH AND RESTRICTED CASH, END OF PERIOD	$6,136,504	$242,986

CASH PAID FOR:
Interest	$24,372	$16,402
Income taxes	$-	$-

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES
Payment of accounts payable with common stock	$69,274	$-
Value of equity recorded as debt discounts	$4,134,297	$-
Finance lease obligations	$659,539	$-

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements.

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Notes to Condensed Consolidated Financial Statement

Note 1 - Organization and Basis of Presentation

Organization and Line of Business

YayYo, Inc. (“YayYo” or the “Company”) was incorporated on June 21, 2016 under the laws of the state of Delaware originally as a limited liability company and subsequently changed to a C corporation. The accompanying financial statements are retroactively restated to present the Company as a C corporation from June 21, 2016. The Company rents cars to Uber and Lyft drivers.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Interim financial statements

The unaudited interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosure are adequate to make the information presented not misleading.

These statements reflect all adjustment, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these interim financial statements be read in conjunction with the financial statements of the Company for the year ended December 31, 2017 and notes thereto included in the Company’s annual report on Form 1-K. The Company follows the same accounting policies in the preparation of interim report. Results of operations for the interim period are not indicative of annual results.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Distinct Cars, LLC, RideShare Car Rentals, LLC, RideYayYo, LLC and Savy, LLC. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is possible that accounting estimates and assumptions may be material to the Company due to the levels of subjectivity and judgment involved.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amounts shown in the statement of cash flows:

	June 30,	December 31,
	2018	2017

Cash	$314,702	$308,738
Restricted cash (1)	5,821,802	-
	$6,136,504	$308,738

(1) In connection with a note payable agreement (See Note 5), the Company is required to maintain a cash balance in a separate bank account that secures the note payable. The funds will be released and transferred to the Company’s operating cash accounts as the investor is able to exercise the 1,500,000 warrants issued in connection with the notes payable.

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Equipment

Equipment is stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Computer equipment	5 years
Vehicles	5 years

Long-Lived Assets

The Company applies the provisions of ASC Topic 360, Property, Plant, and Equipment , which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. ASC 360 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. Based on its review at June 30, 2018 and December 31, 2017, the Company believes there was no impairment of its long-lived assets.

Revenue Recognition

The Company recognizes revenue from renting its fleet of cars to Uber and Lyft drivers. Revenue is recognized based on the rental agreements which are generally on a weekly basis. The Company recognizes revenue in accordance with FASB ASC 606, Revenue From Contracts with Customers.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes . ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

Stock-Based Compensation

The Company records stock-based compensation in accordance with FASB ASC Topic 718, Compensation – Stock Compensation .. FASB ASC Topic 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the employee’s requisite service period. The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees. There were 1,500,000 warrants and 750,000 options outstanding as of June 30, 2018.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share . Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS is based on the assumption that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were 2,250,000 and 750,000 potentially dilutive securities outstanding during the six months ended June 30, 2018 and 2017, respectively.

Advertising Costs

The Company expenses the cost of advertising as incurred. Advertising costs for the six months ended June 30, 2018 and 2017 were $91,495 and $30,139, respectively.

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Research and Development Costs

The Company expenses its research and development costs as incurred. Research and developments costs for the six months ended June 30, 2018 and 2017 were $9,699 and $209,489, respectively.

Software Development Costs

Software development costs are capitalized in accordance with FASB ASC 985-20 Cost of Software to Be Sold, Leased, or Marketed . Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. The establishment of technological feasibility and the ongoing assessment for recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life, and changes in software and hardware technologies. Capitalized software development costs are comprised primarily of direct overhead, payroll costs, and consultants’ fees of individuals working directly on the development of specific software products.

Amortization of capitalized software development costs is provided on a product-by-product basis on the straight-line method over the estimated economic life of the products (not to exceed three years). Management periodically compares estimated net realizable value by product to the amount of software development costs capitalized for that product to ensure the amount capitalized is not in excess of the amount to be recovered through revenues. Any such excess of capitalized software development costs over expected net realizable value is expensed at that time.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

The Company intends to file U.S. federal tax returns when due. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Derivative Financial Instruments

The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses the Black-Scholes-Merton option pricing model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. During the year ended December 31, 2017, the Company’s only derivative financial instrument was an embedded conversion feature associated with convertible notes payable due to certain provisions that allow for a change in the conversion price based on a percentage of the Company’s stock price at the date of conversion. The convertible note was repaid therefore, there are no derivative financial instruments at June 30, 2018 and December 31, 2017.

Fair Value Measurements

The Company applies the provisions of ASC 820-10, “Fair Value Measurements and Disclosures.” ASC 820-10 defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

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For certain financial instruments, the carrying amounts reported in the balance sheets for cash and current liabilities, including convertible notes payable, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The Company uses Level 2 inputs for its valuation methodology for derivative liabilities as their fair values were determined by using the Black-Scholes-Merton pricing model based on various assumptions. The Company’s derivative liabilities are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in results of operations as adjustments to fair value of derivatives.

At June 30, 2018 and December 31, 2017, the Company did not identify any liabilities that are required to be presented on the balance sheet at fair value. The derivative liability associated with the convertible notes payable were both issued and repaid during the year ended December 31, 2017; therefore, there was no derivative liability at June 30, 2018 or December 31, 2017.

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business . The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date. The Company is in the process of evaluating the impact of this accounting standard update.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company will adopt this accounting standard update beginning in the first quarter of 2018. The Company does not believe this accounting standard update will have a material impact on its financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory , which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments . ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its statements of cash flows.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting . ASU 2016-09, which amends several aspects of accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, and classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. The Company adopted this ASU for its year ended December 31, 2017.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern , which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. ASU 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-15 on the Company’s financial statements and disclosures.

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In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers . ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company has evaluated the impact of ASU 2014-09 on the Company’s financial statements and disclosures does not believe the impact will be material. The Company adopted this ASU beginning on January 1, 2018 and will use the prospective method of adoption.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 3 – Equipment

At June 30, 2018 and December 31, 2017 equipment consisted of the following:

	June 30,	December 31,
	2018	2017

Computer equipment	$6,018	$3,178
	6,018	3,178
Less accumulated depreciation	(636)	(318)
Equipment, net	$5,382	$2,860

Depreciation expense for equipment for the six months ended June 30, 2018 and 2017 was $318 and $106, respectively.

Note 4 – Leased Assets

At June 30, 2018 and December 31, 2017 all of the Company’s leased assets were finance leased right-of-use assets and consisted of the following:

	June 30,	December 31,
	2018	2017

Vehicles	$2,775,607	$2,116,068
	2,775,607	2,116,068
Less accumulated depreciation	(252,645)	(82,586)
Leased assets, net	$2,522,962	$2,033,482

The Company’s leased assets, consisting of vehicles, are depreciated over their estimated useful life of five years. Depreciation expense for leased assets for the six months ended June 30, 2018 and 2017 was $170,059 and $0, respectively. The lease terms are generally for three years and the Company has the right to purchase the leased assets for $1 each at the end of the lease terms.

Note 5 – Notes Payable

Notes payable at June 30, 2018 and December 31, 2017 consisted of the following:

	June 30,	December 31,
	2018	2017
Note payable to investor; accrue interest at 5% per annum; due March 31, 2019; unsecured	$816,200	$445,000
Notes payable to individual investors; accrue interest at 8% per annum; principal payments equal to 1/12 of original balance plus interest due quarterly; due from dates ranging from August 9, 2020 to March 26, 2021; unsecured (A)	319,667	242,667
Note payable to investor; accrue interest at 6% per annum; due March 31, 2018; unsecured (B)	222,222	222,222
Note payable to investor; accrue interest at LIBOR plus 100 basis points; due March 8, 2023; secured by restricted cash balance (C)	6,000,000	-
Note payable to merchant bank; accrues interest at 15% per annum; daily payments of $765	74,056	-
Total notes payable	7,432,145	909,889
Unamortized debt discount	(4,110,896)	(102,790)
Notes payable, net discount	3,321,249	807,099
Less current portion	(372,055)	(254,511)
Long-term portion	$2,949,194	$552,588

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(A) In connection with the issuance of these notes payable, during the six months the Company also issued an aggregate of 5,850 shares of its common stock to these note holders as additional incentive to make the loans. The aggregate relative fair value of these shares of common stock was $28,875 and was recorded as a discount on the note payable and as additional paid in capital. The discount of $28,875 is being amortized over the term of the notes payable. During the year ended December 31, 2017, the Company also issued an aggregate of 18,200 shares of its common stock to these note holders as additional incentive to make the loans. The aggregate relative fair value of these shares of common stock was $91,000 and was recorded as a discount on the note payable and as additional paid in capital. The discount of $91,000 is being amortized over the term of the notes payable. During the six months ended June 30, 2018 and 2017, $17,824 and $0, respectively, was charged to interest expense as amortization of the discounts, with an unamortized balance of $92,336 at June 30, 2018.

(B) This note payable was issued with an original issuance discount of $22,222 which is being amortized over the term of the notes payable. During the six months ended June 30, 2018 and 2017, $21,506 and $0, respectively, was charged to interest expense as amortization of the discount, with an unamortized balance of $0 at June 30, 2018.

(C) On March 8, 2018, the Company issued a note payable in the amount of $6,000,000. The note accrues interest at LIBOR plus 100 basis points and is due five years from the date of issuance. The note payable is secured by the restricted cash balance. In addition, the Company issued to the note holder 150,000 shares of the Company’s common stock and 1,500,000 warrants to purchase shares of the Company’s common stock for $4.00 per shares. The warrants expire five years from the date of issuance. The Company also paid $178,228 of issuance costs associated with this note. The relative fair value of the 150,000 shares of common stock was $378,916 and the relative fair value of the 1,500,000 warrants was $3,726,506 and both were recorded as a discount on the note payable and as additional paid in capital. In addition, the issuance costs of $178,228 have also been recorded as a debt discount. The debt discount of $4,283,650 is being amortized over the term of the note payable. During the six months ended June 30, 2018 and 2017, $265,089 and $0, respectively, was charged to interest expense as amortization of the discounts, with an unamortized balance of $4,018,560 at June 30, 2018.

A rollforward of notes payable from December 31, 2017 to June 30, 2018 is below:

Notes payable, December 31, 2017	$807,099
Issued for cash	6,645,000
Repayments	(122,744)
Debt discount related to notes payable	(4,312,525)
Amortization of debt discounts	304,419
Notes payable, June 30, 2018	$3,321,249

Note 6 – Lease Obligations

Lease obligations at June 30, 2018 and December 31, 2017 consisted of the following:

	June 30,	December 31,
	2018	2017

Lease obligations	$1,919,100	$1,593,291
Less current portion	(710,663)	(555,090)
Long-term portion	$1,208,437	$1,038,201

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A rollforward of lease obligations from December 31, 2017 to June 30, 2018 is below:

Lease obligations, December 31, 2017	$1,593,291
New lease obligations	659,539
Payments on lease obligations	(333,730)
Lease obligations, June 30, 2018	$1,919,100

The weighted-average remaining lease term at June 30, 2018 is 2.31 years and the weighted average discount rate is 5%.

The finance lease costs for the six months ended June 30, 2018 consisted of depreciation expense of $170,059 and interest expense of $41,758.

Note 7 – Stockholders’ Equity

The Company authorized 100,000,000 shares of capital stock with consists of 90,000,000 shares of common stock, $0.000001 par value per share and 10,000,000 shares of preferred stock, $0.000001 par value per share.

Common Stock

During the six months ended from June 30, 2018, the Company:

●	sold 46,532 shares of common stock to investors for gross cash proceeds of $307,924;
●	issued 155,850 share of common stock in connection with the issuance of notes payable;
●	issued 332,500 shares of common stock for services rendered valued at $2,660,000. The value was determined based on the shares price for recent sales of the Company’s common stock; and
●	issued 8,695 for payment of accounts payable.

Stock Options

The following is a summary of stock option activity:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Options	Exercise	Contractual	Intrinsic
	Outstanding	Price	Life	Value
Outstanding, December 31, 2017	750,000	$3.80	1.80	$3,150,000
Granted	-
Forfeited	-
Exercised	-
Outstanding, June 30, 2018	750,000	$3.80	1.30	$3,150,000
Exercisable, June 30, 2018	690,000	$3.43	1.20	$3,150,000

The exercise price for options outstanding at June 30, 2018:

Outstanding		Exercisable
Number of	Exercise	Number of	Exercise
Options	Price	Options	Price
450,000	$1.00	450,000	$1.00
300,000	8.00	240,000	8.00
750,000		690,000

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Warrants

The following is a summary of warrant activity:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Warrants	Exercise	Contractual	Intrinsic
	Outstanding	Price	Life	Value
Outstanding, December 31, 2017	-
Granted	1,500,000	$4.00
Forfeited	-
Exercised	-
Outstanding, June 30, 2018	1,500,000	$4.00	4.66	$6,000,000
Exercisable, June 30, 2018	1,500,000	$4.00	4.66	$6,000,000

The exercise price for warrants outstanding at June 30, 2018:

Outstanding and Exerciseable
Number of	Exercise
Warrants	Price
1,500,000	$4.00
1,500,000

Note 8 – Related Party Transactions

During the six months ended June 30, 2018 and 2017, the Company paid management fees of $120,000 and $120,000, respectively, to a company that is owned by the Company’s majority stockholder.

During the year ended December 31, 2017 and the period from June 21, 2016 (inception) to December 31, 2016, the Company’s majority stockholder advanced a total of $50,000 and $75,000 to the Company. During the year ended December 31, 2017, $125,000 of these advances were repaid. These advances are non-interest bearing and due upon demand.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,
a Delaware corporation

By:	/s/ Laurie DiGiovanni
Laurie DiGiovanni
Chief Executive Officer and Director (Principal Executive Officer)
Date:	October 31, 2018

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